                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release dated the date hereof.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TEFRON LTD.
                                   (Registrant)

                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer

                                   By: /s/ Hanoch Zlotnik
                                   ----------------------
                                   Hanoch Zlotnik
                                   Treasurer

Date: July 5, 2007

TEFRON UPDATES EXPECTED FINANCIAL RESULTS

MISGAV, ISRAEL, JULY 5, 2007 - TEFRON LTD. (NYSE: TFR ; TASE: TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active-wear, today updated its expected financial results.

Tefron expects, based on preliminary data, second quarter revenues of approximately $40.5 million, representing an approximately 19% decrease from second quarter 2006 revenues of $49.7 million. The expected decrease is due mainly to lower than anticipated active-wear and intimate apparel sales. Tefron expects that third quarter revenues will further decline due to a delay in active-wear orders, as well as the seasonal reduction in sales of its swimwear product line.

Tefron expects its second and third quarter profitability to be impacted by the lower revenue and manufacturing levels expected during these quarters. In addition, and as management previously addressed in the Company's press release announcing its first quarter results, there are two other main factors reducing the Company's profitability. One factor is the devaluation of the US Dollar versus the New Israeli Shekel, and the second factor is price reductions in older collections of Tefron's intimate apparel product line. Due to these factors, Tefron expects its profitability in the second and third quarters of
2007 to be significantly below the profitability levels seen in the first quarter of 2007, and the comparable second and third quarters of 2006.

Tefron has received initial purchase orders for 'next generation' products from
Nike for the third quarter. Tefron currently expects revenues to improve in the fourth quarter, mainly due to positive indications received from Nike for increased 'next generation' product orders in the fourth quarter, backed up by raw material commitments, and due to an expected growth in sales of our swimwear product line.

As a result of the above, Tefron now expects revenues for the year 2007 as a whole to be below those of 2006 and profitability to be significantly lower than that achieved in 2006.

MANAGEMENT COMMENTS

Mr. Yos Shiran, Chief Executive Officer of Tefron, commented, "The expected reduction in our second quarter and third quarter revenues has led us to lower our expectations for the remainder of the year. Despite this, we currently expect an improvement in sales in the fourth quarter mainly due to positive indications received from Nike and due to an expected growth in sales of our swimwear product line. Our working relationship with Nike is strong, and it remains a central part of our strategy driving our long-term growth in the active wear. We believe that our long-term business and market fundamentals remain strong."

ABOUT TEFRON

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Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, Target, The Gap, Banana Republic, J. C. Penney,
Lululemon Athletica, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte
Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swimwear, beach wear and active-wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED

o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES OR ON
     THE SAME TERMS;

o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING CHANGES
     IN FASHION PREFERENCES;

o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING THE
     ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE SEAMLESS MARKET
     IN WHICH WE OPERATE;

o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
     INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
     QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR DIVISION);

o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY RESULTING
     FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS
     AND DIFFERENT RAW MATERIALS;

o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
     EXPANSION INTO NEW PRODUCT LINES;

o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE OF
     OUR MACHINERY;

o    THE FLUCTUATIONS COSTS OF RAW MATERIALS;OUR DEPENDENCE ON SUBCONTRACTORS IN
     CONNECTION WITH OUR MANUFACTURING PROCESS;

o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
     DEBT;

o    FLUCTUATIONS IN INFLATION AND CURRENCY; AND

o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL
     BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS .

CONTACTS

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COMPANY CONTACT:                    IR CONTACT:
Asaf Alperovitz                     Ehud Helft / Kenny Green
Chief Financial Officer             G.K. Investor Relations
+972-4-9900803                      1 646 201 9246
aasaf@tefron.com                    info@gkir.com